January 15, 2010

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:          Southfield Energy Corporation
Registration Statement on Form S-1
Filed September 21, 2009, as amended on November 2, and December 17, 2009
File No. 333-162029

Dear Mr. Morrill:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Southfield Energy, Inc. (the “Company”) dated January 6, 2010.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.
Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form S-1

Financial Statements for the Quarterly Period Ended September 30, 2009

Statements of Operations, page F-20

1.	Please tell us why you believe ‘Unsuccessful Exploratory Wells,’ totaling $30,933 for the nine months ended September 30, 2009, should be reflected below your gross margin

Company Response
We have revised the Statements of Operations to include “Unsuccessful Exploratory Wells” expense within cost of sales shown above gross margin.

Originally, the expense was shown below gross margin due to our determination that the expense was not a direct cost of the revenue generated for the nine months ended September 30, 2009. After reviewing the Staff’s comment and the related authoritative literature on this issue, we found this to be a “gray” area. Due to the lack of conclusiveness on this issue, we determined it best to present gross margin conservatively by including the expense within  cost of sales.

2.
In addition to your current disclosure, please include disclosure of the basic and diluted per-share amounts for net loss in total on the face of your Statements of Operations, as required by FASB ASC 260-10-45-2 [paragraph 36 of FAS 128].

Company Response
We note the Staff’s comment and have revised the face of our Statements of Operations to show the total net loss per basic and diluted common share.

Note 9 – Discontinued Operations, page F-28

3.
We note from your response to prior comment number 14 that “we have segregated all activities associated with discontinued operations from operating activities in the interim financial statements for all periods presented.” Please note you are also required to retrospectively reclassify all annual prior periods to report the results of that component in discontinued operations in accordance with FASB ASC 205-20-45-3 [paragraph 43 of FAS 144] as we believe all financial statements included in the filing must comply with U.S. GAAP at the date of effectiveness or mailing.

Company Response
We have revised the audited financial statements and footnotes to reflect all activity and balances related to the disposed segment, “Aldwell Unit”, within discontinued operations. All applicable financial statements have been segregated between continuing and discontinued operations. We have added footnotes related to the discontinued operations, and subsequent event, as well as augmented our restatement footnote with the additional related changes from the new presentation. All footnotes referencing the disposed business segment have been updated with disclosure on the disposal. The auditor’s have updated their report related to this restatement.

Engineering Comments

General

4.	Our comments are keyed to the page numbers of the redlined Word© document that you furnished.

Statement of Operations, page F-3

5.
We note the increase in 2008 production costs-$54,218 to $120,686-which results in a unit production cost of $16.93/BOE (=$120,686/7,128 BOE) instead of the $7.61 disclosed on page 44. Please amend your document to disclose the correct unit production cost here and the annual production cost in the “Results of Operations” on page F-14.

Company Response
In response to the Staff’s comment, we have revised the unit production cost to reflect $16.93. Under the Results of Operations disclosure on page F-14, the total production costs are shown as $54,218, and depreciation, depletion and amortization are shown separately as $66,468. The sum of these costs, $120,686, is equal to the cost of sales shown on the income statement. This is presented as $94,364 as cost of sales from continuing operations, and the remaining portion of $26,322, has been included in net loss from discontinued operations. The presentation of the income statement with cost of sales including depreciation, depletion and amortization is consistent with SAB Topic 11:B as  previously directed in the SEC’s original comment letter. The presentation of the Results of Operations disclosure and the bifurcation of cost of sales between production costs and depreciation, depletion and amortization therein, is consistent with Illustration 3 of FAS 69. As such, we deemed our disclosure on page F-14 related to the Results of Operations to fulfill the requirements of FAS 69.

6.
Please explain to us, and amend your document if it is appropriate, why the unit production cost for the standard measure on page F-15 is $9.87/BOE (=$431,453/43,697 BOE) while your actual 2008 unit production cost is $16.93 per our comment above.

Company Response
In response to the Staff’s comment, we have provided the below explanation for the cost variance in question.

The actual 2008 unit production cost of $16.93/BOE differed from the estimated unit production cost of $9.87/BOE included in the reserve report and the standard measure calculation on page F-15 primarily because depreciation, depletion and amortization (DD&A) was not included in the estimated future production costs. The estimated operating expenses of $431,453 makes no provision for DD&A expense as disclosed under the section “Factors not considered” in the reserve report. Pursuant to SPE and SPEE guidelines, reserve reports provide for the estimation of discounted future cash flow, and therefore the estimation of non-cash expenses in future periods were not included in the reserve report.

For purposes of equal comparison, the actual production costs excluding DD&A of $66,468 were $7.61/BOE (=$54,218/7,128) compared to the estimated unit production cost of $9.87/BOE. This variation in the presentation of the unit production costs, where DD&A is included in the actual unit production cost in the financial statements and not in the estimated unit production cost in the reserve report and standard measure calculation, accounts for the predominance of the difference between the estimated amounts and actual amounts. The remainder of the difference can be attributed to our reserve engineer estimating operating costs on the high-side in an effort to present conservative figures, and more generally, the inherent variances between projected data and empirical data.

Notes to Financial Statements, page F-7

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-14
7.	In comment 19 in our November 23, 2009 letter, we reiterated our request that you comply with FAS 69, paragraphs 11 and 21. Please amend your document to disclose your:

•	Cumulative net capitalized costs per Illustration 1 of FAS 69;

•
Annual costs (whether capitalized or expensed) incurred in acquisition, exploration and development activities for each of the last two years per Illustration 2. This is a tabular presentation separate from the net capitalized costs above;

•
Net proved reserves and net proved developed reserves per illustration 4. Your current disclosure presents proved developed oil reserve figures that are larger than total proved oil reserves for year-end 2007 and year-beginning 2008;

Company Response
In response to the Staff’s comment, we have revised our disclosure to state the following related to the bulleted comments above:

Bullet #1- We have added a simplified disclosure related to net capitalized costs consistent with illustration 1 of FAS 69. Please refer to the first table in the “costs incurred” section under Note 13 of the audited financial statements.

Bullet #2- We have changed our disclosure to simplify the information disclosed to comply with illustration 2 of FAS 69. Please see the second table in the “costs incurred” section under Note 13 of the audited financial statements.

Bullet #3- We have revised the proved developed reserves disclosure according to the total proved producing reserves reported in our 1/1/08 reserve report for both the end of 2007 and beginning of 2008. The revised table is shown under the “Supplemental reserve information” section under Note 13.

8.
In our prior comment 20 we asked that you amend your document to explain the revisions to your proved reserves per FAS 69, paragraph 11. Your response refers to an increase in gas reserves due to drilling, not due to new performance information or changing economics; your oil reserve revision figures do not correspond to those in your document. Please include the appropriate explanations in your next amended document.

Company Response
We have noted the Staff’s comment and have revised our disclosure to state the change in the quantity of gas reserves as extensions and discoveries consistent with our drilling on the Mary King Estell lease in 2008. This is consistent with the discovery and our interpretation of paragraph 11(d)(1) of FAS 69, “Extensions and discoveries. Additions to proved reserves that result from (1) extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery and (2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.”

We have also augmented our disclosure with the following explanations for the reserve revisions in 2007 and 2008. The additional disclosures, shown below, can be found under the “supplemental reserve information” section under Note 13 of the audited financial statements.

“In 2007, oil and gas reserves increased due to purchases of oil and gas properties, and revisions of reserve estimates for properties held prior to 2007. These revisions were based on the company not having a reserve report in 2006 and the resulting revision to adjust the reserves based on the economic information uncovered with the 2007 reserve report.

In 2008, proved gas reserves increased from approximately 175 to 217 MMcf due primarily to the drilling of two additional gas wells on the Mary King Estell lease which more than offset 2008 production.

In 2008, proved oil reserves decreased from 15,768 to 7,470 bbls due primarily to earlier projected production curtailment in the Aldwell Unit caused by more wells becoming uneconomic years sooner.  Oil prices required to be used for projections were 53% lower ($45/bbl versus $96/bbl) for estimating reserves at year end 2008 compared to those used for reserves estimates at the end of 2007.  Using significantly lower oil prices resulted in projected revenues becoming lower than the relatively constant projected costs much sooner.  Another reason for the decrease in reserves estimates was that, based on information available a year later, production was projected to decline over the life of the reserves at an increased rate compared to that of the previous year.”

9.
In our prior comment 21, we asked that you explain to us the acquisition costs in 2007 and 2008-$190,600 for each year-and amend your document as needed. Please include these acquisition costs in the appropriate “annual costs incurred” disclosure.

10.	Company Response
We have noted the Staff’s comment and have revised our disclosure to state the acquisition costs for the years ended 2007 and 2008 in accordance with Illustration 2 of FAS 69. Please refer to the first table in the “costs incurred” section under Note 13 of the audited financial statements. Our 2007 acquisition costs were related to the purchase of the Mary King Estell lease, and Aldwell Unit for a total of $190,600. There were no acquisitions in 2008, as shown in the revised table.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Ben Roberts

Ben Roberts,
Chief Executive Officer